

The Shift Film
Published by Angel Studios ❓ · September 25 · 🌐

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Hollywood has pumped out too many films without a soul.

It's time for a change.

That's why we're making The Shift, a feature film with the quality of a Hollywood movie without any of the "qualities" of the Hollywood elite.

The Shift features an original, exciting sci-fi story that is uplifting and encouraging, but never dumbed down or heavy-handed.

Click the link to express interest in investing in The Shift today: www.angel.com/theshift





The Shift Film

Published by Angel Studios ❓ · September 25 · 🌐

You shouldn't have to choose between a movie that promotes faith and one that you actually want to watch.

The Shift is a high production value film that also promotes Christian values.

Click the link to express interest in investing in The Shift today:
www.angel.com/theshift





The Shift Film

Published by Angel Studios ❓ · September 25 · 🌐

How many "clean" movies do you have on your shelf that were watched once and never again?

The Shift is different. It's a compelling, original science-fiction film that is clean for a Christian audience but never compromises on entertainment value.

Click the link to express interest in investing in The Shift today: www.angel.com/theshift





The Shift Film
Published by Angel Studios ❓ · September 25 · 🌐

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The Shift is an upcoming feature-length film based on a short film that is already bringing people faith and hope.

We need your help to turn it into a full-length, feature film that can touch the lives of millions.

Click the link to express interest in investing in The Shift today:
www.angel.com/theshift





The Shift Film
Published by Angel Studios ⦾ · September 25 · 🌐

It's all too easy to feel powerless in life.

The Shift is a feature film that is inspiring viewers to remember, that with God's help, we can all choose a grander path.

Click the link to express interest in investing in The Shift today:
www.angel.com/theshift

